[Letterhead of Carolina Bank Holdings, Inc.]

November 11, 2008

VIA EDGAR, TELECOPIER AND U.S. MAIL

Attn: Ms. Jessica Livingston

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc., Greensboro, North Carolina
Preliminary Proxy Statement on Schedule 14A
Filed October 28, 2008
File No. 000-31877

Dear Ms. Livingston:

We have received your letter dated November 7, 2008 regarding the above-referenced filing of Carolina Bank Holdings, Inc., Greensboro, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those in your letter dated November 7, 2008. For convenience, we have also enclosed an updated draft of the Registrant’s preliminary proxy statement, marked to show proposed revisions from the version originally filed on October 28, 2008.

1.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

In the event the Company is approved for participation in the Department of the Treasury Capital Purchase Program, and elects to participate, it intends to use the net proceeds from the issuance of the TCPP Preferred Stock for general corporate purposes, including funding the continued lending operations and growth and expansion of its wholly-owned subsidiary, Carolina Bank, Greensboro, North Carolina. The Company has not otherwise made any specific allocation for the use of any proceeds from the issuance of the TCPP preferred stock.

2.	Please discuss how your participation in the Capital Purchase Program may:

•	Dilute the interests of your existing common shareholders;

•	Require you to expand your Board of Directors to accommodate Treasury Department Appointments to it;

•	Require you to register for resale securities you have issued to the Treasury Department; and

•	Impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Participation in the TCPP would dilute the interests of the Registrant’s existing common shareholders to the extent that income is utilized for the payment of dividends on the TCPP preferred stock and is not therefore available for inclusion in common stock earnings per share. The issuance of the TCPP preferred stock is expected to have a dilutive effect on the voting power of common shareholders only in limited circumstances where preferred shares have a legal right to vote on certain matters. Furthermore, issuance of the required warrants represents potential shares that could be issued in the future and which would be dilutive to existing common shareholders.

The Registrant’s bylaws permit expansion of the Board of Directors to up to 25 members. Therefore, no action would be necessary in order to accommodate potential Treasury Department appointments to the Registrant’s Board of Directors.

We have included disclosure regarding the registration requirements for resale of securities issued to the Treasury Department. Please refer to page 8 of the Registrant’s revised preliminary proxy statement enclosed herewith.

The Registrant anticipates that participation in the TCPP will have minimal effects on its operations. It will, however, require that certain executive compensation agreements and plans be restructured in order to comply with the requirements of the TCPP. Specifically, plans and agreements paying for the payment of compensation upon a change in control of the Registrant would likely be restructured. Appropriate disclosure has been added to the Registrant’s preliminary proxy statement.

3.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

We believe the disclosure suggested in the Staff’s comment above is accurate and we have added disclosure to this effect to the Registrant’s proxy statement. Please refer to page 4 of the Registrant’s revised preliminary proxy statement enclosed herewith.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The Registrant is well-capitalized under applicable federal banking regulations and raised in excess of $8.9 million of additional capital during the third quarter of this year. We do not anticipate any material effect on liquidity, capital resources or results of operation if the Registrant’s application to participate in the TCPP is denied by the Treasury Department.

5.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

The Registrant anticipates that revisions to certain executive agreements and plans may be necessary in the event that it participates in the TCPP. Please refer to comment number 2 above. No modification of existing plans or contracts is anticipated in the event that the Registrant is not approved for, or elects not to participate in, the TCPP. Please refer to page 6 of the Registrant’s revised preliminary proxy statement enclosed herewith.

6.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

The Registrant will include the historical financial statements required by Schedule 14A by providing copies of its annual report on Form 10-K for the fiscal year ended December 31, 2007 and its quarterly report on Form 10-Q for the period ended September 30, 2008.

7.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma affect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

The Registrant has included disclosure discussing the pro forma effect on the Registrant’s equity and capital ratios. Please refer to page 7 of the Registrant’s revised preliminary proxy statement enclosed herewith.

The Registrant does not anticipate any pro forma material effect on its consolidated statements of income.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure and its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Sincerely,

CAROLINA BANK HOLDINGS, INC.

/s/ T. Allen Liles

T. Allen Liles

Executive Vice President and

Chief Financial Officer

cc:	Mr. Robert T. Braswell
Mr. Jeff Watkins
Todd H. Eveson, Esq.

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